(logo)OPPENHEIMERFUNDS
Robert G. Zack                               OppenheimerFunds, Inc.
Senior Vice President and                    Two World Trade Center, 34th Floor
Associate General Counsel                    New York, NY 10048-0203
                                             212 323-2000  Fax 212 323-0558


                                             October 8, 1996


Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, VA 22312

         Re:      Centennial Tax Exempt Trust
                  File No. 811-3104
                  Registration No. 2-69653

To the Securities and Exchange Commission:

         An electronic filing was made under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act") on behalf of Centennial Tax Exempt Trust (the "Fund") on October 4, 1996 (accession number 0000319880-96-000004). The filing consisted of documents comprising Post-Effective Amendment No. 30 to the Fund's 1933 Act Registration Statement on Form N-1A and Amendment No. 27 to its 1940 Act Registration Statement (the "Amendment").

         Pursuant to Rule 477 of the 1933 Act , we are hereby requesting the withdrawal of the Amendment filing. The reason for the withdrawal is that the effective date of the Amendment was incorrectly listed as November 1, 1996. The correct effective date is October 28, 1996. We intend to file an amendment reflecting the revised effective date of October 28, 1996 with the Commission this week.

         If you have any questions regarding this filing, please contact Patricia C. Foster, Esq. at (800) 552-1149.

                                            Sincerely yours,


                                            /s/ Robert G. Zack
                                            --------------------------------
                                            Robert G. Zack
                                            Assistant Secretary of the
                                            Registrant